Exhibit 99.1

Marti Warrant Holders Reminded to Tender Warrants Before

12:00 Midnight, Eastern Time on December 19, 2023

Istanbul, Türkiye, December 18, 2023 — Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility app, today provided a reminder of its previously announced offer to purchase all of its outstanding public warrants (the “Public Warrants”) and private warrants (the “Private Warrants, together with the Public Warrants, the “Warrants”) to purchase its Class A ordinary shares, par value $0.0001 per share, at a purchase price of $0.10 in cash, without interest (the “Offer”) and announced that there are two business days left until the expiration of the Offer. Participating Warrant holders should instruct their broker to tender their Warrants before the expiration time of 12:00 midnight, Eastern Time, at the end of the day on December 19, 2023.

Marti is also soliciting consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit Marti to redeem each Warrant that is not tendered in connection with the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer may be extended in accordance with the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The Offer and Consent Solicitation is made pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation dated December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), each of which have been filed with the SEC.

The Company’s Class A ordinary shares and Public Warrants are listed on the NYSE American under the symbols “MRT” and “MRT.WS,” respectively.

Marti has engaged Cantor Fitzgerald & Co. (“Cantor”) as the dealer manager for the Offer and Consent Solicitation. Morrow Sodali Global LLC (“Morrow Sodali”) has been appointed as the information agent for the Offer and Consent Solicitation, and Continental has been appointed as the depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Morrow Sodali at (800) 662-5200 (toll free).

Important Additional Information Has Been Filed with the SEC:

Copies of the Offer documents are available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Morrow Sodali at (800) 662-5200 (toll free).

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Offer documents, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Offer documents.

None of Marti, any of its management or its board of directors, or Cantor, Morrow Sodali, Continental or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates as a ride-hailing service that matches riders with car and motorcycle drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including but without limitation to statements regarding our ability to achieve the sustainability targets, goals, objectives or programs set forth under our sustainability strategy, “Move Forward. Together,” and descriptions of the Company’s plans, initiatives or objectives for future operations, or the timing of occurrence related to any of the foregoing. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “might,” “possible,” “believe,” “predict,” “potential,” “continue,” “aim,” “strive,” and similar expressions may identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including the number of Warrant holders that respond and elect to participate in the Offer and Consent Solicitation; Marti’s ability to consummate the Offer and Consent Solicitation; and Marti’s ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers and other important factors discussed under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 (including the documents incorporated by reference therein), which was declared effective by the SEC on October 27, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the “SEC Filings” section of the Company’s website at https://ir.marti.tech. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. All information provided in this release is based on information available to the Company as of the date of this press release and any forward-looking statements contained herein are based on assumptions that the Company believes are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. The Company undertakes no duty to update this information unless required by law.

Investor Contact
Marti Technologies, Inc.
Turgut Yilmaz
Investor.relations@marti.tech

Source: Marti Technologies, Inc.